ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2023

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67993

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23   AND ENDING 12/31/23
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ABOUT CORPORATE FINANCE CORPORATION**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1925 CENTURY PARK EAST, SUITE 250
(No. and Street)

LOS ANGELES   **CA**   **90067**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo   **(201) 519-1905**   mmanzo@moppartners.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway   **New York**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

06/06/2006   **2699**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas De_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ABOUT CORPORATE FINANCE CORPORATION_____, as of __12/31_____, 2 __023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO
_____


Notary Public

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

See attached California Jurat Certificate.



CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 09 day of February, 2024,

by Thomas De
name of signer(s)

____,
name of signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

MYSTOURA AFOLABI
COMM. # 2470172
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 7, 2027

Signature [signature]

(Seal)

OPTIONAL INFORMATION

The information in this section is not required by law.
Including it could prevent the fraudulent reattaching of this Certificate to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Notary Name: Mystoura Afolabi Notary Contact: 310-409-5650



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
About Corporate Finance Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as About Corporate Finance Corporation's auditor since 2013.

New York, NY

March 26, 2024

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	180,831
Deferred tax asset		3,046
Other assets		2,830
Total Assets	**$**	**186,707**

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	8,495
Due to affiliates		36,009
Total Liabilities		44,504
Stockholder's Equity		
Common stock, no par value, 3000 shares authorized		
2,234 shares issued and outstanding		0
Additional paid in capital		371,760
Retained earnings/(Accumulated deficit)		(229,557)
Total Stockholder's Equity		142,203
Total Liabilities and Stockholder's Equity	**$**	**186,707**

The accompanying notes are an integral part of these financial statements.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Notes to Financial Statements
December 31, 2023

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of About USA Holdings Corporation (the "Parent").

The Company acts primarily as a private placement broker-dealer.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

On December 14, 2023, the Company filed a Continuing Member Application ("CMA") with FINRA for the sale of 50.1% stake in the ownership of the Company.

In February 2024 the Company was converted to a LLC and on February 16, 2024, the sale of the Company was consummated. As of the effective date of the sale, the Company is now doing business as ACF BD, LLC.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from private placement advisory fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Notes to Financial Statements
December 31, 2023

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company's advisory revenues include a retainer fee and success fee earned in connection with advising companies in mergers and acquisitions. Success fee for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, such as the closing date of the transactions. The periodic retainer fee for advisory arrangement is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

There are no contract assets and contract liabilities as January 01, 2023, and December 31, 2023.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Accounting for Credit Losses

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments ---- Credit Losses (Topic326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments.   Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities.

At December 31, 2023, management has determined that the Company had no receivables impacted by the new guidance.

Income Tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Notes to Financial Statements
December 31, 2023

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Tax (Continued)

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

If the Company determines that they are able to realize deferred tax assets in the future in excess of the net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $136,327 which was $131,327 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

4. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with its Parent, About USA Holdings Corporation, whereby a portion of the monthly rent is to be allocated to the Company.

Total rental expense for the year ended December 31, 2023, was $26,300.
At December 31, 2023, the Company owed its Parent $4,512.

The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of IT and Telephone expense is allocated to the Company. During 2023, the Company recorded approximately $12,284 in managerial services and $27,411 in combined IT and Telephone expense pursuant to the expense sharing agreement.

At December 31, 2023, the Company owed About Corporate Finance Ltd $5,141.

4. RELATED PARTY TRANSACTIONS (CONTINUED)

At December 31, 2023, the Company owed ACF USA Holdings $26,356.

5. INCOME TAXES

The company is included in the consolidated tax return of About USA Holdings Corporation ("the Parent"). The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return.

The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any differences between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either loans or capital contributions. Accordingly, the amount by which the tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a loan from the Parent to the Company.

The federal and state income tax provision (or benefit) is summarized as follows:

	Current	Deferred	Total
Federal	$ 19,223	$ (3,330)	$ 15,893
State and local	7,133	561	7,694
	$ 26,356	$ (2,769)	$ 23,587

The amount of tax-related balances due to affiliates as of December 31, 2023 is $26,356.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require the financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2019.

6. CONCENTRATIONS

For the year ended December 31, 2023, one client accounted for 80% of the Company's revenue.

7. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates enough revenue or continues to be funded by its member, there is substantial doubt about the Company's ability to continue as a going concern. The Management has committed to contribute additional capital as needed to support the Company's continuing operations.

8. SUBSEQUENT EVENTS

The Company has evaluated events or transactions occurred between the end of the fiscal year, December 31, 2023, and through when the financial statements were issued. There are no subsequent events requiring adjustments to or disclosure in the financial statements in addition to Note 1.